August 10, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                  Assistant Director

Re:           DC Brands International, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed May 10, 2010
File No. 333-166714__________________________________

Dear Mr. Riedler:

Thank you for your July 28, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  Enclosed is Amendment No. 3 to DC Brands’ Form S-1, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

FORM S1/A

Financial Statement for the Year Ended December 31, 2009
Note 1. Business and Significant Accounting Policies, F-6
Warrant Liability, page F-7

United States Securities and
Exchange Commission
August 10, 2010

1.
You disclose that the warrant liability is calculated based on the difference between the strike price and the stock price on the date of issuance for all warrants with a strike price greater than the stock price. It is unclear how your qualifying statement that this is limited to warrants with a strike price greater than the stock price is appropriate.  Please advise.

Response: We have added language to the footnote to clarify the qualifying statement.

Share Based Compensation, page F-8

2.
We acknowledge your response to comment 7. It appears that your stock price traded at $.13 on December 31, 2009 and $.12 on March 31, 2010. Based on your methodology of calculating the fair value of the warrant liability, it would appear that the warrant liability would be substantially higher than what you recorded. For example at March 31, 2010, the stock price less the strike price would equal $.12 multiplied by 58,760,000 warrants for a liability of $7.1 million. Please advise and provide us with the warrant liability calculation for the aforementioned periods.

Response:   The warrants that pertain to the guidance below have been treated as a liability according to ASC 480-10-25-14 which states:

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Not applicable

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be met share settled).

United States Securities and
Exchange Commission
August 10, 2010

The attached spreadsheet (requested by the Staff) summarizes the calculations for the initial recording of the transactions. The warrant liability is calculated using a Barrier Option Model with MonteCarlo Simulation from Global Derivatives.com.  This model specifically addresses the fact that no additional shares of stock will need to be issued if our stock price hits the target (barrier) of $.50 or $.15.  The value of the warrants as of 12/31/09 and 3/31/10 is 0.

Warrants, page F - 6

3.
With regards to the issuance of 58,760,000 equity units consisting of one common stock share and one warrant in 2009, please disclose if these transactions were offered in an exempt private placement as they are not listed in Item 15. Recent Sales of  Unregistered Securities.

Response:   The transactions were offered in an exempt private placement and were included as part of the continuous offering from April 27, 2007 until June 2010 listed in Item 15. Recent Sales of  Unregistered Securities.

4.
We acknowledge your response to comment 7 that you increased your number of authorized shares, however at March 31, 2010 this was not the case therefore our comment is still applicable. Please disclose your statement from your prior response that a "variable number of shares that must be issued, according to the warrant contract terms, could exceed the remaining unissued common stock." It would also be appropriate to disclose that you increased your authorized shares of common stock, quantify the new authorized shares, and the date it was increased.

Response:   Complied with. We have clarified that the maximum number of shares issuable upon exercise of the warrants is 58,760,000.  As this number would not, in fact, have put us over our authorized number of shares as of December 31, 2009 or March 31, 2010 we have not included additional disclosure regarding the warrants exceeding the remaining unissued common stock.

5.
 We acknowledge your response to comment 8. It appears that you are using different methods to value the warrant liability at inception and then subsequently. It is unclear why you have not fair valued the warrant liability at inception. Please tell us how you determined this accounting is appropriate supported by the accounting guidance, including all applicable paragraphs, you used in making your decision. Also, please provide the journal entries made when you recorded the transaction along with how you determined each value recorded.

       Response:    Please see the response to Question 2.

United States Securities and
Exchange Commission
August 10, 2010

* * *

    We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.